(As filed February 11, 1999)

                                                       File No. 70-9133


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                            POST-EFFECTIVE AMENDMENT NO. 2
                                          TO
                              APPLICATION OR DECLARATION
                                          ON
                                      FORM U-1/A
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  Ameren Corporation
                                Union Electric Company
                               Ameren Services Company
                        Union Electric Development Corporation
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       Central Illinois Public Service Company
                              CIPSCO Investment Company
                                    607 East Adams
                             Springfield, Illinois 62739

                             Electric Energy Incorporated
                                  2100 Portland Road
                                Joppa, Illinois 62953

                 (Name of company or companies filing this statement
                     and address of principal executive offices)

                                  Ameren Corporation

                    (Name of top registered holding company parent
                           of each applicant or declarant)

                          Steven R. Sullivan, Vice President
                               Ameren Services Company
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       (Name and address of agent for service)

          The Commission is requested to send copies of all notices, orders, and other communications in connection with this Application or Declaration to:


           William J. Niehoff, Esq.        William T. Baker, Jr., Esq.
           Ameren Services Company         Thelen Reid & Priest LLP
           1901 Chouteau Avenue            40 West 57th Street
           P.O. Box 66149, MC 1310         New York, New York 10019-4097
           St. Louis, Missouri 63166-6149



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

               Post-Effective Amendment No. 1, dated December 21, 1998, to the Application or Declaration in this proceeding is hereby amended and restated in its entirety to read as follows:

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.
                    -------------------------------------

               1.1  BACKGROUND.  Ameren Corporation ("Ameren"), a
                    ----------
          registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"),(1) owns all of the issued and outstanding common stock of Union Electric Company ("Union Electric") and Central Illinois Public Service Company ("CIPS"), each of which is an electric and gas utility company. Together, Union Electric and CIPS provide utility service to approximately 1.5 million electric and 300,000 natural gas customers in Missouri and Illinois. Through Union Electric and CIPS, Ameren indirectly holds 60% of the outstanding common stock of Electric Energy Incorporated ("EEI"), an electric utility generating subsidiary.

               Ameren also owns all of the issued and outstanding common stock of Ameren Services Company ("Ameren Services"), a subsidiary service company; CIPSCO Investment Company, which manages various non-utility investments; Ameren Energy, Inc., an electricity, gas and energy commodity brokering and marketing company which is an "energy-related company" within the meaning of Rule 58; Ameren Development Company ("Ameren Development"), also an "energy-related company" within the meaning of Rule 58, which was formed to acquire and hold the securities of other "energy-related companies;" and Ameren Energy Communications, Inc., an "exempt telecommunications company" within the meaning of Section 34 of the Act. Ameren's indirect non-utility subsidiaries include Union Electric Development Corporation, a wholly-owned subsidiary of Union Electric, which directly or through subsidiaries of its own engages in various energy-related activities, including, among others, the production and sale of steam and chilled water, demand side management programs, and the sale of customer-side-of the meter services; and Ameren ERC, Inc., a wholly-owned subsidiary of Ameren Development and an "energy-related company" within the meaning of Rule 58 that engages in activities permitted under such rule.

               Union Electric, CIPS and EEI are sometimes referred to herein as the Utility Subsidiaries. Other subsidiaries of Ameren (including those identified in the preceding paragraph) are sometimes referred to as Non-Utility Subsidiaries.

               1.2  AMEREN'S CURRENT FINANCING AUTHORITY.  By order dated
                    ------------------------------------
          March 13, 1998 (the "Financing Order"),(2) the Commission authorized Ameren to (i) issue and sell from time to time through February 27, 2003 (the "Authorization Period") up to 15 million shares of common stock, $.01 par value per share ("Common Stock"), (ii) issue and reissue from time to time during the

          -------------

          1    See Ameren Corporation, et al., Holding Co. Act Rel.
          No. 26809 (December 30, 1997).

          2    See Ameren Corporation, et al., Holding Co. Act Rel.
          No. 26841.

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


          Authorization Period commercial paper and/or other short-term debt ("Short-term Debt") aggregating up to $300 million at any time outstanding, and (iii) provide guarantees and similar credit support ("Guarantees") on behalf of Non-Utility Subsidiaries in an aggregate amount not to exceed $300 million outstanding at any one time. The Commission also authorized the Utility and Non-Utility Subsidiaries to engage in a program of external and intrasystem financing during the Authorization Period. The Commission reserved jurisdiction under the Financing Order over the issuance by Ameren (as well as by its Utility and Non-Utility Subsidiaries) of other types of securities pending completion of the record.

               Through December 31, 1998, Ameren had issued none of the 15 million shares of Common Stock authorized under the Financing Order. At December 31, 1998, Ameren had outstanding an aggregate of $10 million in Short-term Debt, consisting primarily of borrowings under a revolving bank credit facility, and $3.9 million in Guarantees.

               Under the terms of the Financing Order, Ameren and its Utility and Non-Utility Subsidiaries may use the proceeds of financing authorized therein for general and corporate purposes, including (i) capital expenditures of Ameren or its Subsidiaries,
          (ii) the repayment, redemption, refunding or purchase of debt and capital stock of Ameren or its Subsidiaries, (iii) working capital requirements and capital spending of the Ameren system, and (iv) other lawful general purposes. Ameren does not currently hold any direct or indirect interest in any "exempt wholesale generator" ("EWG") or exempt "foreign utility company" ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively, and the original Application or Declaration filed herein indicated that no part of the proceeds of the authorized financing would be used to acquire any EWG or FUCO.

               1.3  PROPOSED MODIFICATIONS TO FINANCING ORDER.  Ameren
                    -----------------------------------------
          herein requests authority for an increase in the amounts of Common Stock, Short-term Debt, and Guarantees that it may issue under the Financing Order for the remainder of the Authorization Period. Specifically, Ameren requests authority to (i) issue and sell up to 25 million shares of its Common Stock in one or more transactions during the Authorization Period, (ii) incur Short-term Debt in an aggregate amount at any time outstanding during the Authorization Period not to exceed $1.5 billion, and
          (iii) provide Guarantees on behalf of Non-Utility Subsidiaries in an aggregate amount at any time outstanding not to exceed $1 billion. All other terms, conditions and restrictions applicable to the Common Stock, Short-term Debt and Guarantees, as set forth in the Financing Order, shall remain unchanged. Further, no changes are requested herein to the authorizations of the Utility and Non-Utility Subsidiaries.

               In addition to the foregoing modifications to the Financing Order, Ameren requests authority to issue and sell in one or more transactions through the Authorization Period up to $300 million aggregate principal amount of unsecured debentures (the "Debentures") having a maturity of up to 40 years, provided that the aggregate principal amount of Debentures and Short-term Debt at any time outstanding shall not exceed $1.5 billion (the "Ameren Debt Limitation"). Ameren requests that the Commission release jurisdiction heretofore reserved under the Financing Order in order to permit the sale of the Debentures.

               The Debentures (a) may be convertible into any other securities of Ameren, (b) will have maturities ranging from one to 40 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. In addition, Ameren may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period). The Debentures will be issued under an indenture (the "Indenture") to be entered into between Ameren and a national bank, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a supplemental indenture to be executed in respect of each separate offering of one or more series of Debentures (each a "Supplemental Indenture"). Forms of the Debentures, Indenture and Supplemental Indenture will be filed by amendment hereto.

               Ameren contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Debentures without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. A form of Purchase Agreement with respect to any private offerings of Debentures through investment banking or underwriting firms will be filed by amendment hereto.

               The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Supplemental Indenture and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that Ameren will not issue and sell any Debentures at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

               Finally, Ameren undertakes that without further Commission authorization it will not issue any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

               1.4  ADDITIONAL USE OF PROCEEDS.  Ameren is exploring
                    --------------------------
          potential opportunities to acquire the securities of or other interest in one or more EWGs or FUCOs and therefore requests a modification to the Financing Order that would permit Ameren to use the proceeds of the proposed financing (including the Guarantees) to acquire one or more EWGs or FUCOs, subject to the limitations in the Financing Order and to the added limitation that the amount of proceeds of such financing (including the Guarantees) used to acquire any EWG or FUCO, when added to Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs or FUCOs at any time, shall not exceed 50% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)). At September 30, 1998, Ameren's consolidated retained earnings were approximately $1.53 billion.

               Although Ameren has not identified any specific EWG or FUCO in which it may seek to invest, it is Ameren's intention to bid on or otherwise acquire existing electric generating assets that are being sold by unaffiliated utility companies in state-sponsored or voluntary restructuring programs. This could include, but would not be limited to, generating assets offered for sale in Illinois and Missouri. In addition, Ameren requires an increased level of external financing in order to fund potential investments in companies formed to engage in activities permitted under Rule 58 or in other types of authorized energy-related businesses.(3)

               Ameren represents that no part of the proceeds of any financing by the Utility Subsidiaries or Ameren Services will be used to acquire an interest in any EWG or FUCO. Ameren further represents that it will not seek to recover through the rates of the Utility Subsidiaries any losses that it may sustain in respect of any investment in an EWG or FUCO.


          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                    ------------------------------

               The fees, commissions and expenses paid or incurred and to be paid or incurred in connection with this Post-Effective Amendment are estimated not to exceed $5,000.


          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
                    -------------------------------

               The proposed transactions are or may be subject to the requirements of Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 42, 45, 53 and 54 thereunder.

               COMPLIANCE WITH RULES 53 AND 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 of the Act in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in

          -------------

          3    For example, in File No. 70-9427, Ameren and Ameren
          Development are seeking authority to construct or purchase various types of non-utility energy-related assets in an aggregate amount not to exceed $400 million.

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

          paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
          (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

               Rule 53(a)(1): As stated above, Ameren currently does not hold, directly or indirectly, any interest in any EWG or FUCO.

               Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest and will cause each domestic EWG in which it acquires and holds an interest to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The books and records and financial statements of each FUCO which is a "majority-owned subsidiary company" of Ameren will also be maintained and prepared in conformity with GAAP, and Ameren shall proceed in good faith, to the extent reasonable, to cause the books and records and financial statements of each FUCO that is not a "majority-owned subsidiary company" to be maintained and prepared in accordance with GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

               Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

               Rule 53(a)(4): Ameren has submitted or will submit a copy of the Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

               In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

               Rule 53(b)(1): Neither Ameren nor any subsidiary of Ameren is the subject of any pending bankruptcy or similar proceeding.

               Rule 53(b)(2): Since the date upon which it became a holding company, Ameren has not experienced any decrease in average consolidated retained earnings.

               Rule 53(b)(3): Ameren has not experienced any losses attributable to EWGs and FUCOs.


          ITEM 4.   REGULATORY APPROVAL.
                    -------------------

               The proposed transactions, insofar as they relate to

          Ameren's issuance of securities (including guarantees) for the purpose of financing investments in an EWG or FUCO, are not subject to the jurisdiction of any state commission or of any federal commission other than the Commission.


          ITEM 5.   PROCEDURE.
                    ---------

               The applicants requests that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.


          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
                    ---------------------------------

               (a)  EXHIBITS.
                    --------

                    B-4       Form of Debentures.  (To be filed by
                              Amendment).

                    B-5       Form of Debenture Indenture.  (To be filed by
                              Amendment).

                    B-6 Form of Supplemental Indenture. (To be filed by Amendment).

                    B-7 Form of Debenture Purchase Agreement. (To be filed by Amendment).

                    G Financial Data Schedule. (Incorporated by Reference to Exhibit 27 to Ameren Form 10-Q for the period ended September 30, 1998) (File No. 1-14756).

                    H         Form of Federal Register Notice.

               (b)  FINANCIAL STATEMENTS.
                    --------------------

                    FS-1 - Ameren Consolidated Balance Sheet as of September 30, 1998, and Consolidated Statements of Income and Consolidated Condensed Statement of Cash Flows for the nine months ended September 30, 1998 (Incorporated by Reference to Ameren
                              Form 10-Q for the period ended September 30,
                              1998) (File No. 1-14756).

          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                    ---------------------------------------

                    (a)  In light of the nature of the proposed
          transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

                    (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                   Ameren Corporation


                                   By:  /s/ Steven R. Sullivan
                                        ----------------------
                                        Name:  Steven R. Sullivan
                                        Title:  Vice President and
                                                Secretary


                                   Union Electric Company


                                   By:  /s/ Steven R. Sullivan
                                        ----------------------
                                        Name:  Steven R. Sullivan
                                        Title:  Vice President and
                                                Secretary

                         (Signatures continued on next page)

                                   Ameren Services Company


                                   By:  /s/ Jerre E. Birdsong
                                        ---------------------
                                        Name:  Jerre E. Birdsong
                                        Title:  Treasurer


                                   Union Electric Development Corporation


                                   By:  /s/ Jerre E. Birdsong
                                        ---------------------
                                        Name:  Jerre E. Birdsong
                                        Title:   Vice President and
                                                  Treasurer


                                   Central Illinois Public Service Company


                                   By:  /s/ Steven R. Sullivan
                                        ----------------------
                                        Name:  Steven R. Sullivan
                                        Title:  Secretary


                                   CIPSCO Investment Company


                                   By:  /s/ Steven R. Sullivan
                                        ----------------------
                                        Name:  Steven R. Sullivan
                                        Title:  Secretary


                                   Electric Energy Incorporated


                                   By:  /s/ R. Alan Kelley
                                        ------------------
                                        Name:  R. Alan Kelley
                                        Title:  President


          Dated:    February 11, 1999


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